Pricing Term Sheet	Free Writing Prospectus
dated as of June 9, 2020	Filed pursuant to Rule 433

Relating to the
Preliminary Prospectus Supplements each dated June 8, 2020 to the
Prospectus dated October 26, 2018
Registration No. 333-228021

Aptiv PLC

Concurrent Offerings of

13,173,495 Ordinary Shares, par value $0.01 per Share (the “Ordinary Shares”)

(the “Ordinary Shares Offering”)

and

10,000,000 5.50% Series A Mandatory Convertible Preferred Shares, par value $0.01 per Share

(the “Mandatory Convertible Preferred Shares Offering” and, together with the Ordinary Share Offering, the “Offerings”)

The information in this pricing term sheet relates only to the Ordinary Shares Offering and the Mandatory Convertible Preferred Shares Offering and should be read together with (i) in the case of investors purchasing shares in the Ordinary Shares Offering, the preliminary prospectus supplement dated June 8, 2020 relating to the Ordinary Shares Offering (the “Ordinary Share Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and (ii) the case of investors purchasing shares in the Mandatory Convertible Preferred Shares Offering, the preliminary prospectus supplement dated June 8, 2020 relating to the Mandatory Convertible Preferred Shares Offering (the “Mandatory Convertible Preferred Share Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and, in each case, the accompanying base prospectus dated October 26, 2018, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-228021. Neither the Ordinary Shares Offering nor the Mandatory Convertible Preferred Shares Offering is contingent on the successful completion of the other offering, and nothing contained in the Ordinary Share Preliminary Prospectus Supplement shall constitute an offer to sell or a solicitation of an offer to buy any securities being offered in the Mandatory Convertible Preferred Shares Offering, and nothing contained in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement shall constitute an offer to sell or a solicitation of an offer to buy any securities being offered in the Ordinary Shares Offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Ordinary Share Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Terms Applicable to the Offerings

Issuer:	Aptiv PLC

Ticker / Exchange for the Ordinary Shares:	APTV / The New York Stock Exchange (“NYSE”).

Trade Date:	June 10, 2020.

Settlement Date:	June 12, 2020 (T + 2).

Use of Proceeds:	The Issuer estimates that the net proceeds from the Ordinary Shares Offering will be approximately $969.0 million (or approximately $1,114.5 million if the underwriters for such offering exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and the Issuer’s estimated offering expenses. In addition, the Issuer estimates that the net proceeds from the Mandatory Convertible Preferred Shares Offering will be approximately $969.0 million (or approximately $1,114.5 million if the underwriters for such offering exercise in full their over-allotment option), after deducting underwriting discounts and commissions and the Issuer’s estimated offering expenses.

The Issuer intends to use the net proceeds from the Ordinary Shares Offering and the Mandatory Convertible Preferred Shares Offering for general corporate purposes, which may include, without limitation and in the Issuer’s sole discretion, funding potential future investments (including acquisitions), capital expenditures, working capital, repayment of outstanding indebtedness, and satisfaction of other obligations. The precise amount and timing of these uses of proceeds will depend on the Issuer’s funding requirements and those of the Issuer’s subsidiaries.

See “Use of Proceeds” in each of the Ordinary Share Preliminary Prospectus Supplement and the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement.

Terms Applicable to the Ordinary Shares Offering

Ordinary Shares Offered:	13,173,495 Ordinary Shares.

Option to Purchase Additional Ordinary Shares:	1,976,024 additional Ordinary Shares.

NYSE Last Reported Sale Price of the Ordinary Shares on June 9, 2020:	$75.91 per share.

Public Offering Price:	$75.91 per share.

Underwriting Discounts and Commissions:	$2.2773 per share.

Net Proceeds (before expenses):	Approximately $970.0 million (or approximately $1,115.5 million if the underwriters exercise their option to purchase additional Ordinary Shares in full).

CUSIP / ISIN for the Ordinary Shares:	G6095L 109 / JE00B783TY65

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Barclays Capital Inc. BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp. SMBC Nikko Securities America, Inc. SG Americas Securities, LLC

Junior Co-Managers:	BTIG, LLC MUFG Securities Americas Inc. TD Securities (USA) LLC UniCredit Capital Markets LLC

Terms Applicable to the Mandatory Convertible Preferred Shares Offering

Mandatory Convertible Preferred Shares Offered:	10,000,000 5.50% Series A Mandatory Convertible Preferred Shares, par value $0.01 per share (the “Mandatory Convertible Preferred Shares”).

Over-Allotment Option:	1,500,000 additional Mandatory Convertible Preferred Shares.

Public Offering Price:	$100.00 per share.

Underwriting Discounts and Commissions:	$3.00 per share.

Net Proceeds (before expenses):	$970.0 million (or $1,115.5 million if the underwriters exercise their over-allotment option in full).

Liquidation Preference:	$100.00 per share.

Dividends:

5.50% of the liquidation preference of $100.00 per Mandatory Convertible Preferred Share per year. Dividends will accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date of the Mandatory Convertible Preferred Shares, and, to the extent the Issuer’s board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Shares, the Issuer will pay such dividends in cash, by delivery of Ordinary Shares or through any combination of cash and Ordinary Shares, as determined by the Issuer in its sole discretion (subject to certain limitations); provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date (as defined below) is approximately $1.42083 per Mandatory Convertible Preferred Share. Each subsequent dividend is expected to be $1.375 per Mandatory Convertible Preferred Share.

Dividend Record Dates:	The March 1, June 1, September 1 or December 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2020 and ending on, and including, June 15, 2023.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding June 15, 2023. The Mandatory Conversion Date is expected to be June 15, 2023.

Initial Price:	Approximately $75.91, which is equal to $100.00, divided by the Maximum Conversion Rate (as defined below).

Threshold Appreciation Price:	Approximately $92.99, which represents an approximately 22.5% appreciation over the Initial Price and is equal to $100.00, divided by the Minimum Conversion Rate (as defined below).

Floor Price:	$26.57 (approximately 35% of the Initial Price), subject to adjustment as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement.

Conversion Rate per Mandatory Convertible Preferred Share:

Upon conversion on the Mandatory Conversion Date, each outstanding Mandatory Convertible Preferred Share, unless previously converted, will automatically convert into a number of Ordinary Shares equal to not more than 1.3173 Ordinary Shares and not less than 1.0754 Ordinary Shares (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the Applicable Market Value (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement) of the Ordinary Shares, as described below and subject to certain anti-dilution adjustments.

The following table illustrates the conversion rate per Mandatory Convertible Preferred Share, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement, based on the Applicable Market Value of the Ordinary Shares:

Applicable Market Value of the Ordinary Shares	Conversion Rate (number of Ordinary Shares issuable upon conversion of each Mandatory Convertible Preferred Share)
Greater than the Threshold Appreciation Price	1.0754 Ordinary Shares
Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 1.0754 and 1.3173 Ordinary Shares, determined by dividing $100.00 by the Applicable Market Value
Less than the Initial Price	1.3173 Ordinary Shares

Early Conversion at the Option of the Holder:	Other than during a Fundamental Change Conversion Period (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement), a holder of Mandatory Convertible Preferred Shares may, at any time prior to June 15, 2023, elect to convert such holder’s Mandatory Convertible Preferred Shares, in whole or in part (but in no event less than one Mandatory Convertible Preferred Share), at the Minimum Conversion Rate per Mandatory Convertible Preferred Share, subject to certain anti-dilution adjustments, as described under “Description of Mandatory Convertible Preferred Shares—Early Conversion at the Option of the Holder” in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change:

If a Fundamental Change (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement) occurs on or prior to June 15, 2023, holders of the Mandatory Convertible Preferred Shares will have the right to convert their Mandatory Convertible Preferred Shares, in whole or in part (but in no event less than one Mandatory Convertible Preferred Share), into Ordinary Shares at the Fundamental Change Conversion Rate (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement) during the period beginning on, and including, the Fundamental Change Effective Date (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement) of such Fundamental Change and ending at the close of business on the date that is 20 calendar days after such Fundamental Change Effective Date (or, if later, the date that is 20 calendar days after holders receive notice of such Fundamental Change), but in no event later than June 15, 2023. Holders who convert their Mandatory Convertible Preferred Shares during that period will also receive a Fundamental Change Dividend Make-whole Amount (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement) and to the extent there is any, the Accumulated Dividend Amount (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement).

The following table sets forth the Fundamental Change Conversion Rate per Mandatory Convertible Preferred Share based on the Fundamental Change Effective Date and the Fundamental Change Share Price:

Fundamental Change Share Price
Fundamental Change Effective Date	$50.00	$60.00	$70.00	$75.91	$85.00	$92.99	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00
June 12, 2020	1.1977	1.1713	1.1492	1.1381	1.1237	1.1132	1.1054	1.0963	1.0891	1.0834	1.0789	1.0752
June 15, 2021	1.2289	1.1983	1.1710	1.1570	1.1383	1.1248	1.1149	1.1035	1.0946	1.0878	1.0826	1.0786
June 15, 2022	1.2726	1.2392	1.2033	1.1832	1.1558	1.1359	1.1216	1.1059	1.0947	1.0868	1.0814	1.0777
June 15, 2023	1.3173	1.3173	1.3173	1.3173	1.1765	1.0754	1.0754	1.0754	1.0754	1.0754	1.0754	1.0754

The exact Fundamental Change Share Price and Fundamental Change Effective Date may not be set forth on the table, in which case:

•  if the Fundamental Change Share Price is between two Fundamental Change Share Prices in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Prices and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the Fundamental Change Share Price is in excess of $150.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices above as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate, subject to adjustment; and

•  if the Fundamental Change Share Price is less than $50.00 per share (subject to adjustment in the same manner as the prices in the Fundamental Change Share Prices above as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate, subject to adjustment.

Discount Rate for Purposes of Fundamental Change Dividend Make-whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-whole Amount is 5.50% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Shares on the NYSE under the symbol “APTV PR A.”

CUSIP / ISIN for the Mandatory Convertible Preferred Shares:	G6095L 117 / JE00BMHMX696

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Barclays Capital Inc. BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp. SMBC Nikko Securities America, Inc. SG Americas Securities, LLC

Junior Co-Managers:	MUFG Securities Americas Inc. TD Securities (USA) LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the Offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offerings to which this communication relates. Before you invest in either of the Offerings, you should read the Ordinary Share Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Ordinary Shares Offering and the Mandatory Convertible Preferred Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone at 1-800-831-9146 or by emailing prospectus@citi.com.

This communication should be read in conjunction with the Ordinary Share Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the Ordinary Share Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.